Exhibit 3.1

State of Delaware Secretary of State Division of Corporations Delivered 03:34 PM 04/25/2017 FILED 03:34 PM 04/25/2017 SR 20172790022 - File Number 3974950

CERTIFICATE OF AMENDMENT OF THE

CERTIFICATE OF INCORPORATION OF

PROTEA BIOSCIENCES GROUP, INC.

(a Delaware corporation)

The undersigned, Stephen Turner, hereby certifies that:

1.      He is the Chief Executive Officer of Protea Biosciences Group, 1nc. (the "Corporation"), a Delaware corporation, and is duly authorized by the unanimous written consent of the Board of Directors of the Corporation to execute this instrument.

2.  The present name of the Corporation is "Protea Biosciences Group, Inc." The Corporation filed its Certificate of Incorporation with the Secretary of State of the State of Delaware on May 24, 2005, as amended on June 24, 2013, July 1, 2015, and October 24, 2016.

3.   This Certificate of Amendment of the Certificate of Incorporation was duly approved by the Corporation's Board of Directors and duly adopted by written consent of the stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4.  ARTICLE FIFTH of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

The total number of shares of capital stock which the Corporation shall have authority to issue is: seven hundred and sixty million (760,000,000). These shares shall be divided into two classes with seven hundred and fifty million (750,000,000) shares designated as common stock at $.0001 par value (the "Common Stock") and ten million (10,000,000) shares designated as preferred stock at $.0001 par value (the "Preferred Stock").

The Preferred Stock of the Corporation shall be issued by the Board of Directors of the Corporation in one or more classes or one or more series within any class and such classes or series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations or restrictions as the Board of Directors of the Corporation may determine, from time to time.

Holders of shares of Common Stock shall be entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of directors. The Common Stock does not have cumulative voting rights.

5.     Reverse Stock Split. As determined by the Board of Directors of the Corporation, in the exercise of its sole discretion, a split ratio of fifty (50) shares of the issued and outstanding shares of Common Stock as of the time the certificate containing this amendment becomes effective (the "Split Effective Time"), shall be combined and converted (the "Reverse Split") automatically, without further action, into one (1) fully paid and non-assessable share of Common Stock. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation, at its discretion, shall either: (a) pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock, as of the Split Effective Time or (b) issue a scrip or warrant in registered form to purchase our Common Stock which shall enable the holder thereof to receive a full share upon the surrender of such scrip or warrant aggregating a full share; Each holder of record of a certificate which immediately prior to the Split Effective Time represents outstanding shares of Common Stock (an "Old Certificate") shall be entitled to receive upon surrender of such Old Certificate to the Corporation's transfer agent for cancellation, a certificate (a "New Certificate') representing the number of whole shares of Common Stock into and for which the shares formerly represented by such Old Certificate so surrendered are combined and converted. From and after the Split Effective Time, Old Certificates shall represent only the right to receive New Certificates as aforesaid and, to the extent the Corporation so elects, cash pursuant to the provisions hereof. The amount of capital represented by the shares of Common Stock outstanding in the aggregate immediately after the Split Effective Time shall be adjusted from the capital account of the Common Stock to the additional paid in capital account for each share of Common Stock fewer outstanding immediately following the Reverse Split than immediately prior to the Reverse Split, such transfer to be made at the Split Effective Time.

6.   No holder of shares of stock of any class shall be entitled as a matter of right to subscribe for or purchase or receive any part of any new or additional issue of shares of stock of any class, or of securities convertible into shares of stock of any class, whether now hereafter authorized or whether issued for money, for consideration other than money, or by way of dividend.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate oflncorporation to be executed this 24th day of April, 2017.

/s/Stephen Turner

Stephen Turner

Chief Executive Officer